Exhibit 99.1

NCI Rallies Back: Nasdaq Compliance Regained

HONG KONG, July 2, 2025 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”) is pleased to announce that it has successfully regained compliance with Nasdaq Listing Rule 5550(a)(2) as of July 1, 2025 – well ahead of the final deadline.

This milestone follows a notification from Nasdaq dated July 8, 2024, stating that the Company’s Class A Ordinary Shares had failed to maintain the minimum required bid price of $1.00 per share over a consecutive 30-business-day period, as stipulated by Nasdaq Listing Rule 5550(a)(2). In response, the Company applied for and was granted extension by Nasdaq to regain compliance by July 7, 2025.

On July 1, 2025, the Company received official notification from Nasdaq that it had met the minimum bid price requirement and had regained compliance with Listing Rule 5550(a)(2). The matter is now considered closed.

NCI reaffirms its commitment to strong corporate governance and regulatory compliance and expresses its sincere gratitude to its shareholders, partners and the broader investment community for their continued trust and support.

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About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

SAFE HARBOR STATEMENT

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com